February 10, 2025

Paul Bullington
Chief Financial Officer
Uniti Group Inc.
2101 Riverfront Drive, Suite A
Little Rock, Arkansas 72202

       Re: Uniti Group Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-36708
Dear Paul Bullington:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology